November 5, 2006

BY FAX

Mr. James Rosenberg
Mr. James Atkinson
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: AmTrust Financial Services, Inc./Intangible Assets

Dear Mr. Rosenberg and Mr. Atkinson:

Attached please find revised Footnote No. 4 to the Company’s audited 2005 financial statements and Footnote No. 2 to the interim June 30, 2006 financial statements in which we changed the useful lives of the acquired producer networks from 40 years to 20 years. We have also added 2004 balance sheet information and 2003 amortization expense to the footnotes.

Contingent Consideration

We have considered the applicability of paragraph 46 of SFAS 141 to contingent consideration which may be payable in connection with the Company’s acquisitions. As set forth below, the Company’s has accounted for contingent consideration and will account for any additional contingent consideration as provided in Paragraph 46. Paragraph 46 provides:

If a business combination involves a contingent consideration agreement that might result in recognition of an additional element of cost of the acquired entity when the contingency is resolved (a contingency based on earnings), an amount equal to the lesser of the maximum amount of contingent consideration or the excess pro rata allocation required by paragraph 44 shall be recognized as if it was a liability. When the contingency is resolved and the consideration is issued or becomes issuable, any excess of the fair value of the contingent consideration issued or issuable over the amount that was recognized as if it was a liability shall be recognized as an additional cost of the acquired entity. If the amount initially recognized as if it was a liability exceeds the fair value of the consideration issued or issuable, that excess shall be allocated as a pro rata reduction of the amounts assigned to assets acquired in accordance with paragraph 44. Any amount that remains after reducing those assets to zero shall be recognized as an extraordinary gain in accordance with paragraph 45.

In each of the Company’s acquisitions, the consideration payable by the Company to the sellers is based on the collection of premiums for business produced by the acquired producer networks and relationships, including the renewal of in-force policies and new business, over an agreed time period. The Company has paid or agreed to pay a minimum amount for the acquired intangible assets based on pre-determined premium thresholds. Contingent or additional consideration is triggered when the premium collected exceeds the pre-determined thresholds As required by Paragraph 46, the Company established a liability in an amount equal to the minimum payments required less payments made as of the reporting date. In cases in which the consideration payable to the sellers has exceeded the minimum amounts due because the premiums collected exceeded the threshold, the Company has established a liability for such additional amounts, to the extent such amounts were outstanding, and has increased the intangible assets accordingly.

Because the contingent consideration, if any, is and would be payable in cash, based on the collection of premium, the payment of contingent consideration in excess of the recorded minimum payments would not trigger Paragraph 44. Any liability recorded does and would reflect cash due to the sellers and, therefore, the liability could not exceed the fair value of the consideration issued or issuable.

In the event that the Company, based on future collections of premium, is obligated to pay any seller an amount greater than the current minimum payment due, the Company will establish a liability for that amount and will increase the intangible assets accordingly. As set forth in Footnote No. 4 to the Company’s audited 2005 financial statements and interim June 30, 2006 financial statements, the Company will allocate such additional amounts among the component intangible assets and determine their relative useful lives at the time such obligation to make such contingent consideration arises.

Allocation of Carrying Value Among Component Intangible Assets

We attach a discounted cash flow analysis for the Covenant, Princeton and Associated transactions, which the Company developed in consultation with its investment bankers and business valuation expert. The analysis demonstrates the basis for the Company’s allocation to producer networks of 95% of the carrying value of the recorded intangible assets related to the transactions. It shows the present value of the cash flows associated with the two primary intangible components, the renewal of in-force policies and new business generated by the producer network. The analysis also shows the 2006 net present terminal value of the intangible assets after 20 years. The Company has allocated 100% of the terminal values to the producer networks. After 20 years, the analysis demonstrates that, due to attrition, there will be no revenue associated with the renewal of in-force policies. Nor will there be any value associated with covenants not to compete, all of which will have been expired for many years.

The Company has made the following assumptions:

Annual Growth Rate for New Business:	3%
Discount Rate:	15%
Terminal Value:	5X earnings

In addition, the Company has calculated the net present value of investment income attributable to the renewal of in-force policies and new business generated by the producer networks.

The annual 3% growth rate and 15% discount rate are extremely conservative. The Company chose the 3% growth rate to determine the cash flow over an extended period. As the Company has noted in response to the Staff’s comments, the aggregate annual growth rate including attrition, to date, is 18.8%. We believe the aggregate annual growth rate over 20 years will be greater than 3%, but have chosen to use 3% for this purpose.

As set forth in the discounted cash flow analysis, the aggregate net present value for the transactions is $137.5 million. Of that total, $125.5 million, or 91.2% is attributable to new business produced by the acquired producer networks. $12 million, or 8.79% of the total, is attributable to the renewal of in-force policies.

Based on the foregoing, the Company has allocated 95% of the total value of these intangible assets to the producer networks. This allocation is justified for the following reasons. As stated above, the Company utilized an extremely conservative 3% annual growth rate, which it had utilized in order to calculate cash flows over an extended period. The Company, based on its experience, believes that, over 20 years, it would be reasonable to utilize a higher aggregate annual growth rate. Utilizing a 5% growth rate, which would be conservative over a 20 year period, over 95% of the aggregate cash flow would be attributable to the producer networks. Similarly, the multiple used to establish the terminal value, five times earnings, is significantly less than the 10 to 12 times earnings currently being achieved by small cap property and casualty companies. Because all of the terminal value is allocated to producer networks, any increase in the terminal value would increase the percentage of the discounted cash flow attributable to producer networks. In addition, the Company believes that it is reasonable to take into consideration the fact that the aggregate net present value of the subject transactions is more than $125 million greater than their aggregate carrying value.

Because the June 30 financial statements will be stale on November 13, please get back to us Monday morning if you have any questions regarding the Company’s treatment of contingent consideration or the attached discounted cash flow analysis. If, in the Staff’s opinion, we have not fully-resolved the issues related to Company’s intangible assets, we would like to meet with you at your offices on Tuesday to resolve them. We appreciate the time and attention you have afforded to us and look forward to bringing this matter to a conclusion. Thank you.

Sincerely yours,

/s/ Stephen Ungar
Stephen Ungar
General Counsel

c:     Henry Rothman, Esq.
Joseph Walsh, Esq.
Jay J. Miller, Esq.
Imran Makda
Barry D. Zyskind
Ronald E. Pipoly, Jr.
Harry Schlachter

Amtrust Finacial Services
Discounted Cash Flow Analysis

RR = Renewal Rights
PN = Producer Networks
Lines 2007 - 2027 = Present value of net after tax underwriting income
Terminal Value = Present value of terminal value after 20 years
Investment Income = Present value of after tax invesment income

	COVENANT				PRINCETON				AIIS				TOTALS
	RR	PN	RR%	PN%	RR	PN	RR%	PN%	RR	PN	RR%	PN%	RR	PN
2007	559,940	2,669,570	17.34%	82.66%	1,171,128	3,061,540	27.67%	72.33%	1,707,341	2,009,081	45.94%	54.06%	3,438,409	7,740,191
2008	365,158	2,527,199	12.62%	87.38%	763,737	3,027,051	20.15%	79.85%	1,113,422	2,215,015	33.45%	66.55%	2,242,317	7,769,265
2009	238,157	2,352,505	9.19%	90.81%	498,112	2,897,267	14.67%	85.33%	726,177	2,255,078	24.36%	75.64%	1,462,446	7,504,850
2010	155,323	2,165,060	6.69%	93.31%	324,862	2,716,283	10.68%	89.32%	473,604	2,198,622	17.72%	82.28%	953,789	7,079,965
2011	101,304	1,977,075	4.87%	95.13%	211,879	2,512,090	7.78%	92.22%	308,891	2,082,845	12.91%	87.09%	622,074	6,572,010
2012	66,062	1,975,280	3.24%	96.76%	138,170	2,301,346	5.66%	94.34%	201,433	1,940,543	9.40%	90.60%	405,665	6,217,169
2013	43,083	1,624,013	2.58%	97.42%	90,110	2,094,823	4.12%	95.88%	131,368	1,787,076	6.85%	93.15%	264,561	5,505,912
2014	28,096	1,464,947	1.88%	98.12%	58,764	1,895,051	3.01%	96.99%	85,669	1,632,479	4.99%	95.01%	172,529	4,992,477
2015	18,328	1,319,157	1.37%	98.63%	38,331	1,714,505	2.19%	97.81%	55,881	1,483,255	3.63%	96.37%	112,540	4,516,917
2016	11,952	1,185,968	1.00%	99.00%	24,998	1,545,023	1.59%	98.41%	36,444	1,342,086	2.64%	97.36%	73,394	4,073,077
2017	7,795	1,065,083	0.73%	99.27%	16,303	1,389,835	1.16%	98.84%	23,757	1,210,869	1.92%	98.08%	47,855	3,665,787
2018	6,084	956,014	0.63%	99.37%	10,634	1,249,003	0.84%	99.16%	15,503	1,090,500	1.40%	98.60%	32,221	3,295,517
2019	3,315	857,250	0.39%	99.61%	6,933	1,120,942	0.61%	99.39%	10,108	980,204	1.02%	98.98%	20,356	2,958,396
2020	2,163	758,879	0.28%	99.72%	4,523	1,006,021	0.45%	99.55%	8,594	880,697	0.97%	99.03%	15,280	2,645,597
2021	1,410	689,151	0.20%	99.80%	2,950	902,116	0.33%	99.67%	4,301	790,377	0.54%	99.46%	8,661	2,381,644
2022	920	617,608	0.15%	99.85%	1,924	808,732	0.24%	99.76%	2,805	708,978	0.39%	99.61%	5,649	2,135,318
2023	600	553,036	0.11%	99.89%	1,254	724,352	0.17%	99.83%	1,828	635,278	0.29%	99.71%	3,682	1,912,666
2024	391	495,757	0.08%	99.92%	818	649,444	0.13%	99.87%	1,193	669,759	0.18%	99.82%	2,402	1,814,960
2025	255	444,227	0.06%	99.94%	534	582,014	0.09%	99.91%	778	510,718	0.15%	99.85%	1,567	1,536,959
2026	166	397,908	0.04%	99.96%	348	521,377	0.07%	99.93%	507	457,584	0.11%	99.89%	1,021	1,376,869
2027	108	356,146	0.03%	99.97%	227	466,688	0.05%	99.95%	331	409,636	0.08%	99.92%	666	1,232,470
Total PV Underwriting Income	1,610,610	26,451,833			3,366,539	33,185,503			4,909,935	27,290,680			9,887,084	86,928,016
Terminal Value		1,912,964				3,187,693				2,882,851				7,983,508
Investment Income	282,302	7,399,457			774,663	12,415,737			1,153,786	10,746,272			2,210,751	30,561,466
	$1,610,610	$28,364,797			$4,141,202	$48,788,933			$6,063,721	$40,919,803			$12,097,835	$125,472,990
Total Present Value	$29,975,407				$52,930,135				$46,983,524				$137,570,825

Percentage of total PV	5.37%	94.63%			7.82%	92.18%			12.91%	87.09%			8.79%	91.21%

4. Intangible Assets (F-20, F-21)

(a)
On December 30, 2002, the Company purchased from Princeton Insurance Company (“PIC”) all of the issued and outstanding stock of the Princeton Agency, Inc. (“Princeton”) and PIC’s on-going workers’ compensation business, which consisted of the right to contract/conduct business with PIC’s producer networks, the right to renew a discrete set of in-force policies and a covenant not to compete. The producer networks consist of approximately 6,800 independent agents and brokers in 11 states. The purchase price was comprised of $500 paid at closing, plus a specified percent of the gross premium relating to new and renewal business written during the period from the closing date through the fifth anniversary of the closing date. The minimum guaranteed purchase price is $5,500. Intangible assets recorded as a result of this transaction was $5,500. The Company recorded a liability for the unpaid portion of the purchase price of $5,000. The balance outstanding at December 31, 2005 and 2004 was $2,411 and $3,500, respectively, and is included in other liabilities on the accompanying consolidated balance sheets. Any additional amounts will be allocated among the component intangible assets as these amounts become known. No such additional amount has been recorded as of December 31, 2005 and 2004. The Company will allocate any such amounts among the different component intangible assets based on its evaluation of such additional amounts at the time they are generated.

(b)
On December 14, 2003, the Company acquired from the Covenant Group, Inc. (“CGI”) its on-going workers’ compensation business, which includes the right to contract/conduct business with CGI’s producer networks, the right to renew a discrete set of in-force policies and a covenant not to compete from CGI. The producer networks consist of approximately 235 independent agents and brokers in seven states. The purchase price consisted of $600 ($100 paid at closing and $500 payable over sixty months). The minimum purchase price is $1,309. An intangible asset was recorded as a result of this transaction for $1,309. Additional purchase price will be based upon a specified percentage of new and renewal premium written for the three years commencing on the closing date, plus a percentage of CGI’s profit for the same three-year period. This additional purchase price is being allocated among the component intangible asset as these amounts become known. An additional amount of $1,153 was recorded for 2005, which was allocated among the component intangible assets in the same manner as the initial purchase price. The balance outstanding at December 31, 2005 and 2004 was $1,515 and $659, respectively, and is included in other liabilities in the accompanying consolidated balance sheets. The Company will allocate any future contingent payments among the different component intangible assets based on its evaluation of such payments at the time they are generated.

(c)
On August 31, 2004, the Company acquired from Associated Industries Insurance Company and Associated Industries Insurance Services (collectively, “Associated”) its on-going small workers’ compensation business, which includes the right to contract/conduct business with Associated’s producer networks, the right to renew a discrete set of in-force policies and a covenant not to compete. The producer networks consist of approximately 250 independent agents and brokers in the State of Florida. The purchase price is comprised of $250 paid at closing, plus a specified percent of all gross premiums written for each policy that is written or renewed prior to December 31, 2007. The minimum guaranteed purchase price is $2,500. An intangible asset was recorded as a result of this transaction for $2,500. The Company has recorded a liability for the unpaid portion of the purchase price. Any additional amounts will be allocated among the component intangible assets as these amounts become known. An additional amount of $432 was recorded for 2005, which was allocated among the component intangible assets in the same manner as the initial purchase price. The balance outstanding at December 31, 2005 and 2004 was $2,467 and $2,250, respectively, and is included in other liabilities on the accompanying consolidated balance sheets. The Company will allocate any future payments among the different component intangible assets based on its evaluation of such payments at the time they are generated.

(d)
On December 13, 2005, the Company acquired from Alea North America, Inc. (“Alea”), a specialty property and casualty business the primary lines of which are workers’ compensation, general liability, auto liability and property, which included the acquisition of the right to contract/conduct business with Alea’s producer network, the right to renew a discrete set of in-force policies and a covenant not to compete. The producer network consists of 25 wholesale agents which conduct business in all 50 states and serve in excess of 1,500 independent retail agents and brokers. The purchase price is equal to a percentage of gross premiums written through the fifth anniversary of the closing of this transaction. The Company paid a nonrefundable $12,000 advance at closing. $10,000 of which represents intangible assets and $2,000 of which represents the fair value of fixed assets acquired. The ultimate purchase price will be allocated among the component intangible assets as these amounts become known. The Company will allocate any such amounts among the different component intangible assets based on its evaluation of such additional amounts at the time they are generated.

The Company has determined that the intangible assets acquired in these acquisitions consist of on-going businesses, which include three components: the right to contract/conduct business with the seller’s producer networks; the right to renew a discrete set of in-force policies and covenants not to compete, all of which were determined to be intangible assets with a finite useful life. The producer networks were recorded at $19,848 and will be amortized over 20 years on a straight line basis, the right to offer renewals on discrete sets of in-force policies were recorded at $627 and will be amortized over 7 years, calculated on an accelerated method, and the covenants not to compete were recorded at $418 and will be amortized over their useful lives on a straight line basis. All the intangible assets are subject to annual impairment testing.

The Composition of the intangible assets is summarized as follows (in 000’s):

December 31, 2005	Gross Balance	Accumulated Amortization	Net Value	Useful Life	Method
Renewal Rights	$627	-	$627	7 years	Accelerated
Covenant not Compete	418	-	418	5 - 9 years	Straight line
Distribution network	19,848	$112	19,736	20 years	Straight line
Total	$20,893	$112	$20,781	19.3 Average

December 31, 2004	Gross Balance	Accumulated Amortization	Net Value	Useful Life	Method
Renewal Rights	$279	-	$279	7 years	Accelerated
Covenant not Compete	186	-	186	5 - 9 years	Straight line
Distribution network	8,844	$-	8,844	20 years	Straight line
Total	$9,309	$-	$9,309	19.3 Average

Amortization expense for 2005, 2004 and 2003 was $112, $0 and $0.

Interim Financial Statements

F-50, Note 2

Business Acquisitions

On June 1, 2006, the Company acquired 100% of the issued and outstanding stock of Wesco Insurance Company (“Wesco”) for $22,500, which included Wesco’s statutory surplus of $15,000 and an additional 7,500. All pre-closing liabilities of Wesco are guaranteed by the seller. Wesco is a Delaware-domiciled property and casualty insurance company which is licensed in all 50 states. Wesco continues to write certain business for the seller, subject to contractual maximums as prescribed in the purchase agreement. This business is completely reinsured by an insurance subsidiary of the seller. Wesco receives a fronting fee under this arrangement.

On June 1, 2006, the Company acquired from Muirfield Underwriters, Ltd. (‘Muirfield”), a subsidiary of Aon Corporation (“Aon”), the right to contract/conduct business with Muirfield’s producer networks, the right to renew a discrete set of in-force policies and a covenant not to compete from Aon. The producer network consists of approximately 275 independent agents and brokers in 11 states. The Company paid Muirfield $2.0 million at closing and is obligated to pay a specified percentage of gross premiums written on new policies and renewal policies through the three year period ending May 31, 2009. Of the $2.0 million purchase price paid at closing, $500 is an advance against the quarterly payments, which is reflected as intangible assets in the accompanying condensed balance sheet as of June 30, 2006. Any additional amounts will be allocated among the component intangible assets as these amounts become known. The Company will allocate any such amounts among the different component intangible assets based on its evaluation of such additional amounts at the time they are generated.

F-50, Note 3 (New Footnote)

Intangible Assets

The Company has determined that the intangible assets acquired in these acqusitions consist of on-going businesses, which include three components: the right to contract/conduct business with the seller’s producer networks; the right to renew a discrete set of in-force policies and covenants not to compete, all of which were determined to be intangible assets with a finite useful life. The producer networks were recorded at $21,993 and will be amortized over 20 years on a straight line basis, the right to offer renewals on discrete sets of in-force policies were recorded at $694 and will be amortized over 7 years, calculated on an accelerated method, and the covenants not to compete were recorded at $463 and will be amortized over their useful lives on a straight line basis. All the intangible assets are subject to annual impairment testing.

In connection with the Company’s acquisition of Wesco, the purchase price of $7.5 million in excess of Wesco’s statutory surplus was allocated to the 50 state licenses acquired in the transaction. These state licenses are intangible assets with an indefinite life and as such are not subject to annual amortization, but will be tested annually for impairment.

The composition of the intangible assets is summarized as follows (in 000’s):

June 30, 2006	Gross Balance	Accumulated Amortization	Net Value	Useful Life	Method
Intangibles with definite lives
Renewal Rights	$694	$58	$636	7 years	Accelerated
Covenant not compete	463	39	424	5-9 years	Straight line
Agency relationships	21,993	672	21,321	20 years	Straight line
	23,150	769	22,381

Intangibles with indefinite lives
State Insurance Licenses	7,500	-	7,500	Indefinite life
Totals	$30,650	$769	$29,881	19.3 Average Life

Amortization expense for the six months ended June 30, 2006 and 2005 was $657 and $0.